[GRAPHIC OMITTED] Acergy

              Award for $170 million Offshore Australia contract to
                           SapuraAcergy Joint Venture

London, England - October 2, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announced the award of a contract valued at approximately $170 million to SapuraAcergy Sdn Bhd by Apache Energy Limited for the Devil Creek Development Project (DCDP) offshore Australia.

The DCDP has been initiated to recover and process the gas reserves from the Reindeer Gas Field located 80km northwest of the port of Dampier in 60m water depth.

SapuraAcergy's scope under the contract involves the transportation and installation of approximately 91km of 16" rigid pipeline including a shallow water beach approach, subsea tie-in and stabilisation works together with a wellhead platform of a 1,700T four leg jacket and a 450T topside processing module.

Engineering and project preparations will commence immediately in Kuala Lumpur and Perth. Offshore installation is scheduled to commence in late 2010 using the Sapura 3000, SapuraAcergy's state of the art dynamic positioning heavy lift and pipelay vessel and project specific third party support vessels.

This project will be accounted for in the share of results of associates and joint ventures line in the Acergy accounts. For this reason, the value of this award will not appear in Acergy's reported backlog and revenue.

Jean Cahuzac, Chief Executive Officer, Acergy said "This award represents an important development for our Joint Venture and signifies Sapura 3000's entry into the promising Australian market. It demonstrates our capability and versatility by offering competitive solutions for both shallow and deepwater projects. Building upon recent successes we are confident that our Joint Venture and the highly specialised Sapura 3000 will perform strongly for our Client."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com
If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the value of the contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.